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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 13, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 332 (“PEA 332”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 462 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 22, 2020. PEA 332 was filed to register Institutional Class, I-2, I-3, Class A and Class C shares of shares of PIMCO ESG Income Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 332. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Move the text “While incorporating PIMCO’s ESG investment strategy” from the investment objective to the principal investment strategies because this language refers to a strategy rather than an objective. See Form N-1A, General Instruction C.3.(a).

Response: The Registrant respectfully declines to make the requested change. PIMCO believes reference to its ESG investment strategy is appropriately included as part of the Fund’s investment objective consistent with the requirements of Item 2 of Form N-1A.

Comment 2: Provide supplementally the completed fee table in its entirety.

Response: The Registrant has provided the completed fee table in its entirety below.

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Shareholder Fees (fees paid directly from your investment):

	Inst Class	I-2	I-3	Class A	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	3.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the original purchase price or redemption price)	None	None	None	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Inst Class	I-2	I-3	Class A	Class C
Management Fees	0.50%	0.60%	0.70%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	N/A	N/A	N/A	0.25%	1.00%
Other Expenses(1)	0.07%	0.07%	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	0.57%	0.67%	0.77%	0.97%	1.72%
Fee Waiver and/or Expense Reimbursement (2)(3)	(0.07)%	(0.07)%	(0.12)%	(0.07)%	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.50%	0.60%	0.65%	0.90%	1.65%
[1]	“Other Expenses” reflect estimated organizational expenses for the Fund’s first fiscal year.
[2]

Pacific Investment Management Company LLC (“PIMCO”) has contractually agreed, through July 31, 2022 to reduce its supervisory and administrative fee for the Fund’s I-3 shares by 0.05% of the average daily net assets attributable to I-3 shares of the Fund. This Fee Waiver Agreement renews annually unless terminated by PIMCO upon at least 30 days’ prior notice to the end of the contract term.

[3]

PIMCO has contractually agreed, through July 31, 2022, to waive a portion of the Fund’s supervisory and administrative fees, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation

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Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect, PIMCO is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Comment 3: For footnotes 2 and 3 to the fee table, confirm that the dates to be inserted into the brackets will be at least one year from the effective date of the Fund’s registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which each fee waiver and expense reimbursement agreement is effective will be at least one year from the effective date of the Fund’s registration statement.

Comment 4: In footnote 2 to the fee table, please confirm there is no recoupment allowed under this contractual waiver or disclose if recoupment is allowed similar to the disclosure included in footnote 3.

Response: The Registrant confirms that the waiver described in footnote 2 is not eligible for recoupment.

Comment 5: Confirm that the expense example figures will only reflect fee waivers for the contractual periods that they are in effect as stated in the fee table footnotes.

Response: The Registrant confirms that the expense example figures will only reflect fee waivers for the contractual periods that they are in effect as stated in the fee table footnotes.

Comment 6: In the third sentence of the principal investment strategies excerpted below, confirm the use of the term “dividend income” as we understand that fixed income instruments, which are referenced previously in the principal investment strategies, generate interest income rather than dividend income, and derivatives generate capital gains. In addition, add disclosure describing what is meant by “income efficient implementation strategies.”

The Fund will seek to maintain a high and consistent level of dividend income by investing in a broad array of fixed income sectors and utilizing income efficient implementation strategies.

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Response: The Registrant confirms the use of “dividend income” in the noted sentence as this term refers to the Fund’s intention to invest in a broad array of Fixed Income Instruments that generate income, which in turn facilitates the Fund’s ability to provide dividend income to its shareholders.

In addition, with respect to the use of “income efficient implementation strategies,” the Fund seeks to achieve its primary investment objective in part by favoring instruments that offer consistent and high levels of income compared to other kinds of instruments (e.g., favoring instruments that are “income efficient”). Examples of these income efficient implementation strategies may include: (i) favoring specified pools of agency mortgage-backed securities rather than positions within the to-be-announced securities market, as mortgage pools generate income while to-be-announced securities do not, and (ii) generally limiting the Fund’s allocation to Treasury Inflation Protected Securities, as inflation-linked notes generally have coupons that adjust with inflation causing the income stream to typically be more volatile than instruments without such adjustment components. In connection with this comment, the Fund will add the following disclosure to the noted sentence in the principal investment strategies:

The Fund will seek to maintain a high and consistent level of dividend income by investing in a broad array of fixed income sectors and utilizing income efficient implementation strategies (i.e., the Fund will favor certain investments that offer consistent and high levels of income). (Changes emphasized)

Comment 7: Consider breaking up the second, third and fourth paragraphs of the principal investment strategies into additional paragraphs for clarity.

Response: Comment accepted. The Registrant has added two paragraph breaks as follows to the Fund’s principal investment strategies to improve clarity.

The Fund will generally allocate its assets among several investment sectors, without limitation, which may include: (i) high yield securities (“junk bonds”) and investment grade corporate bonds of issuers located in the United States and non-U.S. countries, including emerging market countries; (ii) fixed income securities issued by U.S. and non-U.S. governments (including emerging market governments), their agencies and instrumentalities; (iii) mortgage-related and other asset backed securities; and (iv) foreign currencies, including those of emerging market countries. However, the Fund is not required to gain exposure to any one investment sector, and the Fund’s exposure to any one investment sector will vary over time. (paragraph break added)

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The average portfolio duration of this Fund normally varies from zero to eight years based on Pacific Investment Management Company LLC’s (“PIMCO”) market forecasts. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. (paragraph break added)

Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund has flexibility to invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. The Fund may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

The Fund will not invest in the securities of any non-governmental issuer determined by PIMCO to be engaged principally in the manufacturing of alcoholic beverages, tobacco products or military equipment, the operation of gambling casinos, the production or trade of pornographic materials, or in the oil industry, including extraction, production, and refining or the production, distribution of coal and coal fired generation. The Fund can invest in the securities of any issuer determined by PIMCO to be engaged principally in biofuel production, natural gas generation and sales and trading activities. To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities. However, green labeled bonds from issuers involved in fossil fuel-related sectors may be permitted. Labeled green bonds are those issues with

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proceeds specifically earmarked to be used for climate and environmental projects. Labeled green bonds are often verified by a third party, which certifies that the bond will fund projects that include environmental benefits.

Comment 8: In the first sentence of the second paragraph of the principal investment strategies excerpted in relevant part below, disclose how the Fund determines that the instruments listed in (ii) and (iii) are consistent with the Fund’s ESG criteria.

The Fund will generally allocate its assets among several investment sectors, without limitation, which may include:…(ii) fixed income securities issued by U.S. and non-U.S. governments (including emerging market governments), their agencies and instrumentalities; (iii) mortgage-related and other asset backed securities…

Response: The Registrant notes that PIMCO assesses the instruments listed in item (ii) and (iii) of the excerpted sentence according to PIMCO’s ESG criteria and believes that the Fund’s investments in such instruments are consistent with the Fund’s investment objective and principal investment strategies. PIMCO has several proprietary ESG frameworks for evaluating fixed-income securities issued by U.S. and non-U.S. governments, mortgage-backed securities and other asset-backed securities. The frameworks are designed to evaluate separate environmental-, social- and governance-related credentials of issuers or issuances.

PIMCO assigns ratings to government issuers based on variety of ESG criteria. For example, PIMCO’s ESG framework for fixed-income securities issued by U.S. and non-U.S. governments evaluates whether the issuers of such securities align with the Fund’s sustainability and financial objectives and whether these entities’ labeled green, social and other sustainability-linked bond issuances are verified and certified as such by official third-parties.

In addition, below are examples of some of the ESG factors that PIMCO may consider when evaluating sovereign issuers. This list is designed to be a representative sample of the factors that may be considered. PIMCO may consider other factors that it deems relevant.

Environment

•	Greenhouse gas emissions per capita
•	Fossil fuel usage
•	Renewable energy

Social

•	Life expectancy

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•	Mortality rate
•	Gender equality
•	Gini coefficient
•	Health score
•	Years of education
•	Years of higher education and training
•	Labor market indicators
•	Perception of corruption

Governance

•	Political stability
•	Voice and accountability
•	Rule of law
•	Control of corruption
•	Government effectiveness
•	Regulatory quality

PIMCO also evaluates mortgage-related and other asset-backed securities according to ESG criteria. For example, PIMCO’s ESG framework for residential mortgage-backed securities includes an evaluation of the underlying pool of mortgages, which are scored on a proprietary scoring model. The scoring model currently seeks to prioritize mortgage-backed securities with underlying pools that (i) support first time home buyers, (ii) provide access to underserved communities, (iii) promote responsible lending and (iv) do not have a history of predatory lending practices. While the specific factors to be weighed by the scoring model may change over time, the Fund expects that the factors will remain generally consistent with the principles underlying the current factors.

In response to this comment, as well as in response to comments 11, 12, 13 and 15, the Fund will update the disclosure in the “Characteristics and Risks of Securities and Investment Techniques – ESG Investing” section of the prospectus as follows:

In seeking to achieve the Fund’s investment objective, PIMCO uses its own proprietary assessments of issuers and issuances based on ESG factors. These factors are designed to facilitate the Fund’s prioritization of issuers and issuances that align with the Fund’s ESG criteria.

Generally, PIMCO’s proprietary assessments involve assigning proprietary ESG scores to each issuer or issuance based on separate environmental-, social- and governance-related factors, which are customized based on the

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type of issuer or issuance. As examples, (i) PIMCO’s ESG framework for corporate issuers includes the evaluation of material environmental, social and governance factors reflective for each sector and a relative weighting of such factors based on differences in industry dynamics; (ii) PIMCO’s ESG framework for fixed-income securities issued by U.S. and non-U.S. governments includes an evaluation of whether the issuers of such securities align with the Fund’s government-specific ESG criteria; and (iii) PIMCO’s ESG framework for mortgage-related securities includes an evaluation of the underlying pools, which are scored on a proprietary scoring model that seeks to prioritize mortgage-related securities with underlying pools with stronger social and governance characteristics.

In general, the Fund will seek to avoid investments in issuers that score materially below the average issuer according to PIMCO’s ESG research and assessment. ESG scores are updated regularly. The factors and processes used to determine ESG scores are expected to develop over time and involve the considerations of criteria deemed relevant by PIMCO.

While PIMCO relies primarily on its proprietary ESG scoring methodologies and research to make ESG assessments, it also considers external data from issuers as aggregated by third party providers, including providers that specialize in certain types of data such as carbon, controversies, climate municipal securities, and sovereigns. In addition, PIMCO will, when appropriate, reference standards as set forth by recognized global organizations such as the United Nations. For example, PIMCO may exclude issuers with histories of human rights violations or that receive low responsibility scores according to recognized international rights organizations.

As the investment adviser to the Fund, PIMCO may engage proactively with issuers to encourage them to improve their business practices with respect to ESG practices and to help drive deeper sustainability commitments from issuers, including supporting their transition to become best-in-class. ~~In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of critical ESG factors and will, when appropriate, reference standards as set forth by recognized global organizations such as the United Nations.~~ PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities,

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PIMCO seeks to identify opportunities for an issuer to improve its ESG practices, and works collaboratively with an issuer’s management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the issuer’s own initiatives. There can be no assurance that these engagement efforts will be successful. PIMCO may exclude from the Fund issuers that are not receptive to its engagement efforts. In addition, because the Fund invests primarily in Fixed Income Instruments, which are typically non-voting securities, the Fund does not generally have standing to engage companies in all the ways that an investor in an issuer’s equity (voting) securities does. (Changes emphasized)

Comment 9: In the first sentence of the second paragraph of the principal investment strategies excerpted in relevant part below, explain supplementally how foreign currencies mentioned in (iv) generate income per the Fund’s objective and name.

The Fund will generally allocate its assets among several investment sectors, without limitation, which may include: …(iv) foreign currencies, including those of emerging markets countries.

Response: As previously noted, PIMCO has developed a proprietary ESG scoring framework for government securities, under which sovereign-linked securities are also evaluated, such as the foreign currency of a country. PIMCO’s framework evaluates the environmental, social and governance credentials of a sovereign issuer and applies the sovereign ESG score of a country to the foreign currency of the country, as well as the country’s government bonds. These sovereign ESG scores are considered when determining whether a foreign currency aligns with sustainability and financial objectives of the Fund.

The Fund generally views foreign currency exposure as contributing to the Fund’s secondary investment objective of capital appreciation. In addition, the realized gain or loss on certain currency-based instruments may be subject to tax treatment that can result in impacts to calendar year-end distributable income.

Comment 10: In the Fund’s principal investment strategies, please add an investment policy to invest at least 80% of its assets in ESG investments and define what “ESG” means for purposes of the 80% policy. See Rule 35d-1(a)(2)(i).

Response: The Registrant respectfully declines to revise the Fund’s prospectus to include an 80% policy related to “ESG” in the Fund’s name. Rule 35d-1 under the 1940 Act requires that a fund

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adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax.

The Registrant does not believe that the term “ESG” is a term that falls under any of the three categories outlined in Rule 35d-1. “ESG” does not suggest investment in certain industries, countries or geographic regions or suggest that the Fund is exempt from any tax. The term “ESG” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment. As used by the Fund, the term “ESG” describes a strategy and not a particular type of investment. As described in the Fund’s principal investment strategies:

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. It may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

We respectfully submit that the Fund is not required to adopt an 80% policy with regard to its ESG strategy. Accordingly, no changes have been made in response to this comment.

Comment 11: The Fund’s principal investment strategies contain the following sentence:

In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards

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as set forth by recognized global organizations such as entities sponsored by the United Nations.

Please disclose the factors used by PIMCO in the proprietary assessment to determine whether an issuer meets its ESG criteria. If the United Nations standards are a primary reference used by the Fund, briefly describe in the disclosure the criteria or methodology used by the United Nations and identify the specific United Nations standard(s) by name.

Response: PIMCO’s ESG criteria considers a variety of factors in developing its proprietary assessment of issuers. The Fund will seek to prioritize “best-in-class” issuers and issuances in alignment with sustainability and financial objectives. The Fund will also exclude issuers with sanctions imposed by the UN Security Council, human rights violations, UN Global Compact violations or sovereign issues ranking at the bottom of Transparency International’s Corruption Perceptions Index, World Bank’s Worldwide Indicator – Governance Control of Corruption Index, or Freedom House’s Freedom in the World Index.

In addition, below are examples of some of the ESG factors that PIMCO may consider when evaluating corporate issuers. This list is designed to be a representative sample of the factors that may be considered. PIMCO may consider other factors that it deems relevant.

Environment

•	Efficiently uses resources and disposes of waste (e.g., minimizes water stress)
•	Proactively prepares for changes in environmental regulation (e.g., emissions standards)
•	Has safety measures in place to protect the environment
•	Is positioned to take advantage of positive environmental trends (e.g., the transition to a low-carbon economy)

Social

•	Employs sound product safety and quality standards to protect end-users
•	Follows health and safety practices that protect employees
•	Has limited involvement in labor conflicts
•	Proactively prepares for changes in labor regulation
•	Minimizes/maximizes negative/positive social externalities (e.g., educational opportunities, job creation, corporate social responsibility)
•	Is positioned to take advantage of opportunities in economic development (e.g., the middle income transition)

Governance

•	Separates key executive positions

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•	Has a chairperson that was not previously employed by the firm
•	Elects a diverse set of independent board members
•	Relies on committee for oversight of remuneration, audits, risk and succession
•	Discloses board meetings
•	Allows shareholder approval of directors
•	Has reasonable executive compensation policies in place

In addition, the Registrant refers to the disclosure edits provided in the response to comment 8 above for certain changes to the Fund’s prospectus disclosure in response to this comment.

Comment 12: Disclose any due diligence conducted by the adviser to ensure that an issuer meets the Fund’s ESG criteria.

Response: PIMCO has developed proprietary ESG scoring methodologies and frameworks that seek to ensure that an issuer meets the Fund’s ESG criteria. PIMCO’s research process incorporates a separate ESG score that complements the traditional ratings assigned by analysts. PIMCO assigns proprietary ESG scores for corporate issuers, governments, securitized debt and municipal issuers, and also employs a proprietary green bond scoring framework to evaluate green / social / other sustainability-linked bond issuances.

PIMCO’s team of over 60 credit research analysts assesses the ESG profile of the issuers that they cover relative to peers. Using industry-specific frameworks, analysts review their companies’ ESG performance based on information available in public filings, recent news and controversies, as well as through regular engagement with company management teams to assign separate scores for “E”, “S”, and “G.” In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues. PIMCO’s resulting assessments are proprietary and distinct from those provided by ESG rating providers.

These factors are combined to create a proprietary ESG score in which the relative weighting of the E, S, and G pillars, and the trend assessment, is based on the company’s business profile and differences in industry dynamics. For example, the environmental pillar has the highest weight for issuers in extractive industries (e.g., oil, gas and mining), the social pillar has the highest weight for pharmaceutical issuers, and the governance pillar has the highest weight for financial issuers.

PIMCO credit analysts have scored over 2,800 parent issuers on ESG performance. ESG scores are updated regularly as relevant new information becomes available.

In addition, the Registrant refers to the disclosure edits provided in the response to comment 8 above for certain changes to the Fund’s prospectus disclosure in response to this comment.

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Comment 13: The Fund’s principal investment strategies contain the following sentence:

The Fund has flexibility to invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives.

Explain supplementally how investments in such issuers are consistent with the Fund’s ESG criteria.

Response: While the Fund’s investments will generally focus on best-in-class issuers and issuances as determined by PIMCO’s proprietary research and assessment, PIMCO believes in the importance of active engagement to help drive deeper sustainability commitments from issuers, including supporting their transition to become best-in-class. As such, PIMCO seeks to have constructive and collaborative engagement with issuers to positively influence their ESG practices over time. Accordingly, the Fund may invest in issuers that demonstrate positive forward-looking momentum toward greater sustainability commitments, which the Fund believes is consistent with its ESG criteria. In general, the Fund will seek to avoid investments in issuers that score materially below the average issuer according to PIMCO’s ESG research and assessment. For example, the Fund will generally seek to avoid investments in issuers that rank in the bottom quartile of PIMCO’s ESG assessments.

In addition, the Registrant refers to the disclosure edits provided in the response to comment 8 above for certain changes to the Fund’s prospectus disclosure in response to this comment.

Comment 14: In the paragraph of the principal investment strategies that begins, “The Fund will not invest in the securities of…,” there are items listed that appear related to the “environmental” and “social responsibility” components of “ESG” but not “governance.” If the Fund is focused on these two components and not “governance,” disclose that fact generally and within the Fund’s 80% investment policy.

Response: PIMCO’s ESG criteria focuses on all three components of “ESG,” including governance. The preceding paragraph of the Fund’s principal investment strategies beginning “The Fund may avoid investment in…” notes that the Fund assesses all three “ESG” components and may avoid investments in issuers whose business practices (which would apply with respect to any or all of the three “ESG” components) are not to PIMCO’s satisfaction.

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Comment 15: The Fund’s principal investment strategies contain the following sentence:

In analyzing whether an issuer meets any of the criteria described above, PIMCO may rely upon, among other things, information provided by an independent third party.

Identify by name the independent third party or parties and briefly describe the criteria used by such party or parties. If multiple parties are used, disclose at least the primary third party used.

Response: PIMCO relies primarily on internal research for decision-making and ESG assessments; however, PIMCO also incorporates a substantial amount of external data from issuers as aggregated by third party providers to help inform its views. In addition to Bloomberg data, PIMCO utilizes MSCI as the primary external provider of ESG data to help determine exposure to certain excluded industries. However, PIMCO also utilizes ESG data from TruCost for carbon data, Reprisk for controversies, Climate Disclosure Project for climate data, Human Impact and Profit (HIP) for municipal ESG research, Maplecroft for sovereign insights, and Freedom House for data on sovereigns, in addition to many other data sources. The research and analysis provided by external data providers is one of many factors in PIMCO’s ESG analysis of issuers, the outcome of which is a proprietary ESG assessment and score, which may differ significantly from that of other providers.

In addition, the Registrant refers to the disclosure edits provided in the response to comment 8 above for certain changes to the Fund’s prospectus disclosure in response to this comment.

Comment 16: Consider adding disclosure to the prospectus, including in the principal risks disclosure, regarding how events related to COVID-19 may affect the Fund and its investments. Alternatively, explain why such disclosure is not needed.

Response: The Registrant has reviewed the relevant disclosures and believes that the risks associated with COVID-19 are adequately disclosed. In particular, the Registrant notes that there is specific discussion of the risks and impact of COVID-19 in the “Investment Objectives and Policies – Fund Operations” section of the SAI and that the risks of “public health emergencies (such as the spread of infectious diseases, pandemics and epidemics)” are described in the “Description of Principal Risks – Market Risk” section of the prospectus.

Comment 17: Consider providing an example of interest rate sensitivity using an eight year duration in the Interest Rate Risk tile in the principal risks.

Response: The Registrant notes that similar information is provided in the “Characteristics and Risks of Securities and Investment Techniques—Duration” section, which states:

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Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Similarly, the price of a bond fund with an average duration of thirty years would be expected to fall approximately 30% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities). PIMCO uses an internal model for calculating duration, which may result in a different value for the duration of an index compared to the duration calculated by the index provider or another third party.

Accordingly, the Registrant respectfully declines to make the requested change.

Comment 18: In the Emerging Markets Risk tile of the principal risks section, disclose the risks regarding the quality and availability of financial information and risk of market closures. In addition, consider enhancing the disclosure in the Foreign (Non-U.S.) Investment Risk tile that currently references “differing reporting, accounting and auditing standards.” See Public Statement by SEC Chairman Jay Clayton on April 21, 2020 “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited” (in particular, see the third-to-last paragraph).

Response: The Registrant has reviewed its disclosure on emerging markets in light of this comment and will update the disclosure in the prospectus and SAI as follows:

The “Description of Principal Risks – Emerging Markets Risk” section of the prospectus (in relevant part):

Foreign (non-U.S.) investment risk may be particularly high to the extent the Fund invests in emerging market securities. […]Emerging market countries typically have less established legal, accounting and financial reporting systems than

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those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers. The Fund may also be subject to Emerging Markets Risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities. Rising interest rates, combined with widening credit spreads, could negatively impact the value of emerging market debt and increase funding costs for foreign issuers. In such a scenario, foreign issuers might not be able to service their debt obligations, the market for emerging market debt could suffer from reduced liquidity, and the Fund could lose money. The economy of some emerging markets may be particularly exposed to or affected by a certain industry or sector, and therefore issuers and/or securities of such emerging markets may be more affected by the performance of such industries or sectors.

The “Investment Objectives and Policies” section of the SAI (in relevant part):

General Emerging Market Risk. The securities markets of countries in which the Funds may invest may be relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers in countries in which the Funds may invest may not be subject to a high degree of regulation and the financial institutions with which the Funds may trade may not possess the same degree of financial sophistication, creditworthiness or resources as those in developed markets. Furthermore, the legal infrastructure and accounting, auditing and reporting standards in certain countries in which the Funds may invest may not provide the same degree of investor protection or information to investors as would generally apply in major securities markets. Emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers.

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Nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments could adversely affect the Funds’ investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Funds could lose their entire investment in that country. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that ~~the Funds invest a portion of their assets in a concentrated geographic area, the Funds will generally have more exposure to regional economic risks associated with that geographic area.~~ a Fund invests in emerging market securities that are economically tied to a particular region, country or group of countries, the Fund may be more sensitive to adverse political or social events affecting that region, country or group of countries. Economic, business, political, or social instability may affect emerging market securities differently, and often more severely, than developed market securities.

Investments in the People’s Republic of China. […] In addition, because the Public Company Accounting Oversight Board are generally restricted from inspecting the audit work and practices of registered accountants in the PRC, there is the risk that material accounting and financial information about PRC issuers may be unavailable or unreliable. (Changes emphasized)

Comment 19: Confirm that any estimated dividend and interest expense on short sales is reflected in the fee table.

Response: Confirmed. To the extent that the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

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Comment 20: Please provide supplementally the name of the Fund’s broad-based securities market index.

Response: The Fund’s broad-based securities market index is the Bloomberg Barclays U.S. Aggregate Index.

Comment 21: Consider revising the Interest Rate Risk disclosure in the Description of Principal Risks section to reflect current conditions, including the statement “the Federal Reserve Board…has begun, and may continue, to raise interest rates.” See IM Guidance Update 2016-02.

Response: Comment accepted. The Registrant has revised the Interest Rate Risk disclosure in the Description of Principal Risks sections in relevant part as follows:

A wide variety of factors can cause interest rates or yields of U.S. Treasury securities (or yields of other types of bonds) to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, etc.). This is especially true under current ~~economic~~ conditions because interest rates and bond yields are near historically low levels. Thus, the Fund currently faces a heightened level of ~~interest rate risk, especially as the Federal Reserve Board ended its quantitative easing program in October 2014 and has begun, and may continue, to raise interest rates. To the extent the Federal Reserve Board continues to raise interest rates, there is a risk that rates across the financial system may rise.~~ risk associated with rising interest rates and/or bond yields. This could be driven by a variety of factors, including but not limited to central bank monetary policies, changing inflation or real growth rates, general economic conditions, increasing bond issuances or reduced market demand for low yielding investments. (Changes emphasized)

Comment 22: In the “Environmental, Social and Governance Investing Risk” in the Description of Principal Risks section, the Fund discloses that:

[i]n evaluating an issuer, PIMCO is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or

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unavailable, which could cause PIMCO to incorrectly assess an issuer’s business practices with respect to its ESG practices.

Add a principal risk related to use of third party ratings when evaluating an issuer’s ESG practices, which may disclose the risk that such ratings are inconsistent and may be difficult to compare against each other.

Response: The Registrant respectfully declines to add a new principal risk, but has revised the cited sentence in the current principal risk in response to this comment as follows:

In evaluating an issuer, PIMCO is dependent upon information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate, ~~or~~ unavailable, or present conflicting information and data with respect to an issuer, which in each case could cause PIMCO to incorrectly assess an issuer’s business practices with respect to its ESG practices. (Changes emphasized)

Statement of Additional Information

Comment 23: Confirm that the references to the “initial submission” and “companion submission” on the cover page are hyperlinks consistent with FAST Act requirements.

Response: The Registrant confirms that these references are hyperlinks consistent with FAST Act requirements.

Comment 24: Following the cover page, please update the list of funds that are diversified to reflect a more recent date than July 31, 2019. See Item 16(a) of Form N-1A.

Response: The Registrant confirms that the list of funds will be updated as of a more recent date for the Fund’s 485(b) filing.

Comment 25: The “Investment Objectives and Policies—Environment, Social Responsibility and Governance Policies” section of the SAI states, in relevant part:

The [Fund] will not invest in derivative instruments where the counterparties to such transactions are themselves Socially-Restricted Issuers.

Consider adding a similar statement to the prospectus principal investment strategies if derivatives are part of the Fund’s principal investment strategies.

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Response: The Registrant has reviewed the disclosure and believes that the current placement of the above noted sentence in the Fund’s SAI is appropriate given the Fund’s expected investments and strategies.

Comment 26: Confirm the Fund is subject to the enumerated list of fundamental policies in the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI.

Response: The Registrant confirms that the Fund is subject to the enumerated list of fundamental policies in the SAI.

Comment 27: The “Investment Restrictions—Fundamental Investment Restrictions—Currency Hedging” section of the SAI contains the following sentence:

Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.

Revise the term “Municipal Bonds” to instead state “tax-exempt municipal bonds.”

Response: The Registrant notes that the Staff has previously given this comment on several filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO Funds’ Amendment No. 311.1

The SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.2 Accordingly, the Registrant treats all municipal bonds issued by governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

[1]	See Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Amendment No. 311 (Feb. 27, 2019).
[2]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

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Comment 28: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Core Asset Allocation Fund and PIMCO Inflation Response Multi-Asset Fund, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.

Please revise the disclosure to note that the Funds of Funds consider the portfolio holdings of all underlying funds in which they invest for purposes of the Funds of Funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The funds of funds disclose that they do not treat other investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.3 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a fund of funds makes direct investments in securities and instruments not issued by other investment companies, the fund of funds will consider the industries to which such direct investments belong for purposes of applying the fund of funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the fund of funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the funds of funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the funds of funds’ concentration policy.

[3]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

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Comment 29: Include the sub-adviser’s fee rate for each fund in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by a fund.

Comment 30: In the “Proxy Voting Policies and Procedures” section of the SAI, add disclosure noting whether the Fund’s ESG policy affects how it votes proxies.

Response: The Registrant has reviewed the relevant disclosure in the SAI and believes that it adequately describes the policies and procedures that the Fund and PIMCO use to determine how to vote proxies relating to portfolio securities, consistent with Item 17(f) of Form N-1A. Because the Fund’s ESG policy does not affect how the Fund votes proxies, if any, the Registrant has not revised the SAI disclosure in response to this comment.

Comment 31: In the list of exhibits, please file an exhibit relating to the Power of Attorney that was filed that includes the certified Board resolution approving the Power of Attorney for the Registrant. See Rule 483(b) under the Securities Act of 1933, as amended.

Response: Comment accepted. The Registrant filed the requested resolution as an exhibit to the Registrant’s recent annual update filing.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:    Ryan G. Leshaw, Pacific Investment Management Company LLC

         Stephen Forster, Pacific Investment Management Company LLC

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         Douglas P. Dick, Dechert LLP